Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$12,560,000	$385.59

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $385.59 is offset against the registration fee due for this offering and of which $962,533.43 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 398
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$12,560,000
LEHMAN BROTHERS HOLDINGS INC.
MEDIUM-TERM NOTES, SERIES I
FX-Linked Notes
Due December 20, 2007

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:	• n is equal to the number of consecutive Valuation Business
Days (as defined in “Description of the Notes” below)
• Senior unsecured obligations of Lehman Brothers	during the Accrual Period from and including the Accrual
Holdings Inc.	Start Date to and including the earlier of (a) the Valuation
Date and (b) the Valuation Business Day immediately
• CUSIP: 52517P5U1	preceding the first Valuation Business Day on which the
Daily Exchange Rate is outside the Reference Range.
• ISIN: US52517P5U16
• N is equal to the total number of Valuation Business Days
• The notes are designed for investors who believe that the	in the Accrual Period.
Reference Currency will only trade relative to the U.S.
dollar within a specified range during the Accrual Period.	• Daily Exchange Rate: For any Valuation Business Day
within the Accrual Period, the Reference Exchange Rate
• Reference Currency: The Mexican Peso (MXN)	on such Valuation Business Day, determined in
accordance with the Settlement Rate Option (as defined in
• Maturity Date: December 20, 2007	“Description of the Notes” below) (subject to the
occurrence of a Disruption Event (as defined in
• Valuation Date: December 13, 2007	“Description of the Notes” below)).

• The notes are 100% principal protected if held to	• Reference Exchange Rate: The spot exchange rate for the
maturity.	Reference Currency quoted against the U.S. dollar
expressed as the number of currency units per USD 1.
• Denominations: U.S.$1,000 and whole multiples of
U.S.$1,000 in excess thereof.	• Reference Range: From and including the Range Lower
Boundary to and including the Range Upper Boundary.
Payments:
• Range Lower Boundary: 10.8000
• No interest payments during the term of the notes.
• Range Lower Boundary: 11.1600
• Each note will receive a single U.S. dollar payment on the
Maturity Date equal to the principal amount of the notes	• Accrual Period: From and including the Accrual Start
plus the Additional Amount, if any.	Date to and including the Valuation Date.

• The Additional Amount is a single U.S. dollar amount	• Accrual Period: From and including the Accrual Start
equal to the principal amount of the notes multiplied by	Date to and including the Valuation Date.
the product of 2.00% and a quotient, the numerator of
which is n and the denominator of which is N.	• Accrual Start Date: September 17, 2007

Investing in the notes involves risks.  Risk Factors begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	100%	U.S.$12,560,000.00
Underwriting discount(2)	0.504%	U.S.$ 63,302.40
Proceeds to Lehman Brothers Holdings Inc.	99.496%	U.S.$12,496,697.60

(1) The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. will receive commissions equal to $5.04 per $1,000 principal amount, or 0.504%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about September 20, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

September 13, 2007

SUMMARY INFORMATION—Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Mexican Peso (MXN) relative to the U.S. dollar (USD).  We refer to MXN as the Reference Currency.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings Inc., except subordinated debt, and will mature on December 20, 2007 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to take a view on the trading range of the Reference Currency relative to the U.S. dollar. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is a single U.S. dollar amount equal to the principal amount of the notes multiplied by the product of 2.00% and a quotient, the numerator of which is n and the denominator of which is N.

“n” is the number of consecutive Valuation Business Days (as defined in “Description of the Notes” below) during the Accrual Period from and including the Accrual Start Date to and including the earlier of (a) the Valuation Date and (b) the Valuation Business Day immediately preceding the first Valuation Business Day on which the Daily Exchange Rate is outside the Reference Range.

“N” is the total number of Valuation Business Days in the Accrual Period.

The Daily Exchange Rate is, for any Valuation Business Day within the Accrual Period, the Reference Exchange Rate on such Valuation Business Day, determined in accordance with the Settlement Rate Option (as defined in “Description of the Notes” below) (subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below)).

The Reference Exchange Rate is the spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as the number of currency units per USD 1.

The Accrual Period is the period from and including the Accrual Start Date to and including the Valuation Date.

The Accrual Start Date is September 17, 2007.

The Valuation Date is December 13, 2007.

For further information concerning the calculation of the Additional Amount, see “Description of the Notes” below.  You can review hypothetical Redemption Amount payment examples under “Description of the Notes—Hypothetical Redemption Amount Payment Examples” below.

How is the Reference Range determined?

The Reference Range is the range from and including the Range Lower Boundary to and including the Range Upper Boundary.

The Range Lower Boundary is 10.8000.

The Range Lower Boundary is 11.1600.

How will I be able to find the value of the Mexican Peso at any point in time?

You can obtain the value of the Mexican Peso at any time by calling your Lehman Brothers sales representative.

You can review the historical performance of the Mexican Peso under “Exchange Rates” below.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as short-term debt securities as described under “Certain United States Federal Income Tax Consequences” below and “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the base prospectus.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event is in effect on any Valuation Business Day during the Accrual Period to and including the earlier of (a) the Valuation Date and (b) the first Valuation Business Day on which the Daily Exchange Rate is outside the Reference Range, the Calculation Agent will determine the Daily Exchange Rate for such Valuation Business Day in accordance with the Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement).

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary—Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date as well as determining whether a Disruption Event has occurred.  Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors—An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

DESCRIPTION OF THE NOTES

The U.S.$12,560,000 aggregate principal amount of FX -Linked Notes Due December 20, 2007 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517P5U1 and the ISIN number is US52517P5U16. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of December 20, 2007 or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as foreign exchange-linked notes with portions of the amount payable at the Maturity Date determined by reference to the performance of the Mexican Peso (MXN), the “Reference Currency,” relative to the U.S. dollar in relation to the Reference Range.

If held to the Maturity Date, holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below. No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any.  The Additional Amount is linked to the performance of the Daily Exchange Rate in relation to the Reference Range. Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Additional Amount” is a single U.S. dollar amount equal to the principal amount of the notes multiplied by the product of 2.00% and a quotient, the numerator of which is n and the denominator of which is N.

“n” is the number of consecutive Valuation Business Days during the Accrual Period from and including the Accrual Start Date to and including the earlier of (a) the Valuation Date and (b) the Valuation Business Day immediately preceding the first Valuation Business Day on which the Daily Exchange Rate is outside the Reference Range.

“N” is the total number of Valuation Business Days in the Accrual Period.

The “Daily Exchange Rate” is, for any Valuation Business Day within the Accrual Period, the Reference Exchange Rate on such Valuation Business Day, determined in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as the number of currency units per USD 1.

The “Reference Range” is the range from and including the Range Lower Boundary to and including the Range Upper Boundary.

The “Range Lower Boundary” is 10.8000.

The “Range Lower Boundary” is 11.1600.

The “Accrual Period” is the period from and including the Accrual Start Date to and including the Valuation Date.

The “Accrual Start Date” is September 17, 2007.

The “Valuation Date” is December 13, 2007.

The “Trade Date” is the date hereof.

The “Issue Date” is September 20, 2007.

The “Settlement Rate Option” is the Mexican Peso/U.S. Dollar fixing rate, expressed as the amount of Mexican Pesos per one U.S. Dollar, for settlement in two New York and Mexico City business days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption ‘‘MXN’’ at approximately 12.00 p.m., New York time on the relevant day.

“Valuation Business Day” is New York and Mexico City.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN prospectus supplement. The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

If the Calculation Agent determines that a Disruption Event is in effect on any Valuation Business Day during the Accrual Period to and including the earlier of (a) the Valuation Date and (b) the first Valuation Business Day on which the Daily Exchange Rate is outside the Reference Range, the Calculation Agent will determine the Daily Exchange Rate for such

Valuation Business Day in accordance with the Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to the Reference Currency as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any Valuation Business Day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside Mexico to accounts outside Mexico; or (y) the conversion of the Reference Currency into USD through customary legal channels;

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)        the Daily Exchange Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in Mexico that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on any Valuation Business Day.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Inc.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for the Redemption Amount payable at maturity per $1,000 note, including scenarios under which an Additional Amount will or will not be payable, based on the Reference Range (as determined on the Trade Date) and hypothetical values for (a) the number of consecutive Valuation Business Days in the Accrual Period from and including the Accrual Start Date that the Daily Exchange Rate trades strictly within the Reference Range (represented as “n”) and (b) the expected total number of Valuation Business Days in the Accrual Period (represented as “N”).  The actual value for “n” will be determined by observing the Daily Exchange Rate against the Reference Range on each Valuation Business Day during the Observation Period.

The values for “n” in the examples below have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/MXN exchange rate and should not be taken as indicative of the future performance of the USD/MXN exchange rate.  Numbers in the table below have been rounded for ease of analysis.

Scenario	n	N	2.0% * (n / N)	Additional Amount = $1,000 * 2.0% * (n / N)	Redemption Amount = $1,000 + Additional Amount
1	0	59	0.000%	$0.00	$1,000.00
2	7	59	0.237%	$2.37	$1,002.37
3	16	59	0.542%	$5.42	$1,005.42
4	24	59	0.814%	$8.14	$1,008.14
5	35	59	1.186%	$11.86	$1,011.86
6	43	59	1.458%	$14.58	$1,014.58
7	55	59	1.864%	$18.64	$1,018.64
8	59	59	2.000%	$20.00	$1,020.00

EXCHANGE RATES

General

The notes are designed for investors who believe that the U.S. dollar/Mexican Peso exchange rate will remain within a specified range during the Accrual Period.

Historical Data on the Reference Currency

The following charts show the spot exchange rates for the Reference Currency at the end of each week in the period from the week ending September 12, 2004 through the week ending September 9, 2007, and on the Trade Date, using historical data obtained from Reuters; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of this data.  On the Trade Date, the Reference Exchange Rate, determined in accordance with the Settlement Rate Option, was 11.0731.  The historical data on the Reference Currency is not necessarily indicative of the future performance of the Reference Currency or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Daily Exchange Rate will remain within the Reference Range on any or all of the Valuation Business Days during the Accrual Period, and therefore to determine what the Additional Amount payable at maturity, if any, may be. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the base prospectus. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes including the application of special foreign currency rules and rules governing short-term debt securities.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 0.504%. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$12,560,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX-LINKED NOTES

DUE DECEMBER 20, 2007

PRICING SUPPLEMENT

SEPTEMBER 13, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS